UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Redemption of 7.125% Notes due 2027 and Series D and Series H Preferred Shares

Atlas Corp. (“Atlas”) today is filing this report to publicly announce its intention to seek to (i) voluntarily redeem its 7.125% Notes due 2027 (“Notes”) and delist them from the Nasdaq Stock Market (“Nasdaq”), (ii) voluntarily redeem its Series D and Series H Preferred Shares (“Preferred Shares”) and delist them from the New York Stock Exchange (“NYSE”) and (iii) deregister from the U.S. Securities and Exchange Commission (“SEC”).

If the redemption of the Notes and Preferred Shares is completed, Atlas will delist from the relevant exchange by filing a Form 25 with the SEC. Atlas Corp. has notified Nasdaq and the NYSE of its intent to redeem and voluntarily delist its securities.

The decision to seek to redeem these securities, voluntarily delist from Nasdaq and the NYSE and deregister from the SEC was made after careful consideration of the benefits and drawbacks of continued listing by the board of directors of Atlas and the board of directors of Poseidon Corp., which owns all of the common shares of Atlas. The Atlas and Poseidon boards made this decision based on current market conditions and the capital resources available to Atlas, as well as the financial and administrative burdens attributable to compliance with NYSE, Nasdaq and SEC rules and regulations, particularly in light of the fact that Atlas does not have publicly-traded common equity.

The redemption, delisting and potential deregistration of the Notes and the Preferred Shares will not have any impact on any of the terms or conditions of the Notes or the Preferred Shares or any other issued and outstanding securities of Atlas or its subsidiary Seaspan Corporation. Atlas is in the process of obtaining necessary consents from certain third-party lenders to complete the delisting from the NYSE.

Atlas expects the redemption and delisting of the Series D Preferred Shares and a portion of the Series H Preferred Shares will take place in the second quarter of 2025. The redemption and delisting of the Notes is expected to take place on July 7, 2025. Following delisting of all of such securities, Atlas will file a Form 15 with the SEC and expects that the deregistration of the Notes and Preferred Shares will become fully effective 90 days after the Form 15 is filed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 5, 2025

ATLAS CORP.

By:	/s/ Bing Chen
Name:	Bing Chen
Title:	President, Chief Executive Officer and Interim Chief Financial Officer